Exhibit 1

Execution Copy

AMENDED AND RESTATED ADVISORY AGREEMENT

THIS AMENDED AND RESTATED ADVISORY AGREEMENT is made as of July 26 2010 (the “Effective Date”) by and between NEW YORK MORTGAGE TRUST, INC., a Maryland corporation (the “NYMT” and together with the Subsidiaries, the “Company”), NEW YORK MORTGAGE FUNDING LLC and HYPOTHECA CAPITAL, LLC (each a “Subsidiary” and, together with the Company’s other Subsidiaries, as defined in Section 1(u), the “Subsidiaries”), and HARVEST CAPITAL STRATEGIES LLC, a Delaware limited liability company (together with its permitted assignees, the “Advisor”).

WHEREAS, the Company is a corporation that has elected to be taxed as a real estate investment trust for federal income tax purposes; and

WHEREAS, the Company, the Subsidiaries and the Advisor are parties to the Prior Advisory Agreement (defined below) and now desire to amend and restate the Prior Advisory Agreement; and

WHEREAS, the Company and Subsidiaries desire to retain the Advisor to provide investment advisory services to the Company on the terms and conditions hereinafter set forth, and the Advisor wishes to be retained to provide such services.

NOW THEREFORE, in consideration of the mutual agreements herein set forth, the parties hereto agree as follows:

SECTION 1. DEFINITIONS. The following terms have the meanings assigned to them:

(a) “Agency” means a U.S. Government agency (such as the Government National Mortgage Association), or a U.S. Government-sponsored entity (such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation).

(b) “Agreement” means this Amended and Restated Advisory Agreement, as amended from time to time.

(c) “Annual Consulting Fee” means the annual consulting and support services fee to be paid by the Company to the Advisor for Consulting and Support Services provided during the term of this Agreement, which shall be $1,000,000 per year, payable in cash quarterly in arrears as follows: $250,000 payable not later than April 30; $250,000 payable not later than July 31, $250,000 payable not later than October 31; and $250,000 payable not later than January 31. Such payments shall be made as of the foregoing dates with respect to the preceding period if this Agreement has been terminated subsequent to the end of the preceding period and at or prior to such payment date.

(d) “Base Advisory Fee” means the base advisory fee, calculated and paid quarterly in arrears in an amount equal to the sum of (i) (A) 1/4 of the amortized cost of the Managed Assets as of the end of the quarter multiplied by (B) 2.00%; and (ii) the base advisory fees (if any) with respect to Scheduled Assets as set forth in the applicable Scheduled Asset Addendum. Such payments shall be made as of the foregoing dates with respect to the preceding period if this Agreement has been terminated subsequent to the end of the preceding period and at or prior to such payment date.

(e) “Board of Directors” means the Board of Directors of the Company.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Common Share” means a share of stock of the Company now or hereafter authorized as voting common stock of the Company.

(h) “Consulting and Support Services” means consulting and support services related to finance, capital markets, investment and other strategic activities of the Company and Subsidiaries.

(i) “Effective Termination Date” shall have the meaning set forth in Section 13(a).

(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(k) “Excluded Assets” means all cash, RMBS issued by an Agency, RMBS issued by a non-Agency, legacy Company-sourced collateralized mortgage obligation residuals and Legacy Assets.

(l) “Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

(m) “GAAP” means generally accepted accounting principles, as applied in the United States.

(n) “Governing Instruments” means, with regard to any entity, the articles of incorporation and bylaws in the case of a corporation, certificate of limited partnership (if applicable) and the partnership agreement in the case of a general or limited partnership, the articles of formation and the operating agreement in the case of a limited liability company, the trust instrument in the case of a trust, or similar governing documents, in each case as amended from time to time.

(o) “Guidelines” shall have the meaning set forth in Section 2(b)(i).

(p) “Incentive Compensation” means for each fiscal year during the term of this Agreement, an amount, not less than zero, equal to the sum of (i) 35% of the product of (A) the dollar amount by which (i) GAAP net income attributable to the Managed Assets for the full fiscal year (including paid interest and realized gains), after giving effect to all direct expenses related to the Managed Assets, including but not limited to, the Annual Consulting Fee, Base Advisory Fee, management or advisory fees of a third party, Intex license fees allocable to Cratos CLO I and any future commercial mortgage-backed securities which are Managed Assets, taxes and other direct expenses to be negotiated in good faith by each of the parties hereto, divided by the average equity of the Company invested in Managed Assets for that particular year, exceeds (ii) 13.00%, and (B) the average equity of the Company invested in Managed

Assets during that particular year; (ii) the incentive compensation applicable to Scheduled Assets as set forth in the applicable Scheduled Asset Addendum and (iii) the incentive compensation payable with respect to Legacy Assets as set forth in Section 8(f) hereof.

(q) “Incentive Tail Assets” shall have the meaning set forth in Section 17.

(r) “Independent Directors” means the members of the Board of Directors who are not officers or employees of the Company or the Advisor or any Person directly or indirectly controlling or controlled by the Advisor, and who are otherwise “independent” in accordance with the Company’s Governing Instruments and, if applicable, the rules of any national securities exchange on which the Common Shares are listed.

(s) “Investment Company Act” means the Investment Company Act of 1940, as amended.

(t) “Investment Allocation Policy” means any investment allocation policy agreed to from time to time by the Company and the Advisor and included as part of any Scheduled Asset Addendum or otherwise made a part of this Agreement.

(u) “JMP” means JMP Group Inc. and its affiliates.

(v) “JMP Investment Commitment” means the equity investment of JMP (excluding capital stock of the Company beneficially owned by any directors, officers or employees of JMP) in the Company’s capital stock that is equal to the lesser of (A) a market value of $10 million (inclusive of any outstanding Series A Preferred Shares of the Company), or (B) in the event the Company’s Common Share price (as adjusted for any stock splits or similar transactions) quoted on any exchange on which its Common Shares are then-listed, or if non-listed, the OTC Bulletin Board) declines after the Effective Date such that the equity investment of JMP in the Company’s capital stock is less than $10 million (as calculated in clause (A) above), the number of Common Shares that, (i) when multiplied by the market value of the Common Shares at the Effective Time of this Agreement and (ii) combined with the market value of any outstanding Series A Preferred Shares owned by JMP at such time, equals $10 million. Any Common Shares acquired by JMP subsequent to the Effective Time shall be valued at the higher of the market value or the purchase price paid by JMP for such Common Shares (excluding any dealer or broker commissions or fees). For purposes of this Agreement, the market value of the Series A Preferred Shares shall be $20.00 per share.

(w) “Key Persons” means James J. Fowler and Joseph Jolson.

(x) “Legacy Assets” means the AAA-rated non-agency RMBS and senior notes issued by Cratos CLO I that are held by the Subsidiaries as of the Effective Date.

(y) “Managed Assets” means those New Program Assets that are not deemed Scheduled Assets by the Company and the Advisor. For avoidance of confusion, the Excluded Assets shall not be considered Managed Assets.

(z) “Minimum JMP Investment Commitment” means the JMP Investment Commitment, but substituting $5 million for each place that $10 million appears in the definition above.

(aa) “Mortgage Loan Origination Program Agreement” means that certain mortgage loan origination program agreement, dated as of May 14, 2010, by and between Hypotheca Capital, LLC and Bridger Commercial Funding LLC.

(bb) “New Program Assets” means those assets of the Company that were sourced or acquired by the Advisor on the Company’s behalf after the Effective Date and whose acquisition by the Company was approved by each of the Company and the Advisor. Each New Program Asset shall be deemed a Managed Asset unless specifically deemed a Scheduled Asset that is subject to a Scheduled Asset Addendum, with such final determination subject to the mutual agreement of the Company and the Advisor.

(cc) “Person” means any individual, corporation, partnership, joint venture, limited liability company, estate, trust, unincorporated association, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

(dd) “Prior Advisory Agreement” means that certain Advisory Agreement, by and between the Company, Hypotheca Capital, LLC, New York Mortgage Funding, LLC and JMP Asset Management LLC, dated as of January 18, 2008.

(ee) “REIT” means a “real estate investment trust” as defined under the Code.

(ff) “RMBS” means residential mortgage-backed securities.

(gg) “Scheduled Asset Addendum” means the term sheet or other documentation attached, from time to time, as an addendum to this Agreement, which provides or otherwise sets forth the material terms and conditions of each Scheduled Asset, including the base advisory fee (if any) and/or incentive compensation (if any) payable to the Advisor hereunder if different from the fees applicable to Managed Assets. For the avoidance of doubt, the Base Advisory Fee and Incentive Compensation payable on Managed Assets shall apply to Scheduled Assets in the absence of agreement to the contrary in a Scheduled Asset Addendum with respect thereto.

(hh) “Scheduled Assets” means (i) those New Program Assets of the Company that are deemed Scheduled Assets by the Company and the Advisor and (ii) any asset acquired pursuant to or in connection with the Securities Purchase Agreement or the Mortgage Loan Origination Program Agreement. By execution of this Agreement, the parties hereto agree that the terms and conditions of the compensation payable to the Advisor under this Agreement with respect to the assets described in clause (ii) of the preceding sentence will be set forth in a Scheduled Asset Addendum mutually agreed upon by the parties. For avoidance of confusion, the Excluded Assets shall not be considered Scheduled Assets. Except as otherwise set forth in a term sheet that will be made an addendum to this Agreement with respect to any Scheduled Assets, references to Managed Assets in Sections 2, 4, 7 and 9 hereof shall also be to Scheduled Assets.

(ii) “Securities Purchase Agreement” means that certain Securities Purchase Agreement by and between Hypotheca Capital, LLC, JMP Capital LLC and New Bridger Holdings LLC, dated as of May 14, 2010.

(jj) “SEC Periodic Reports” means those reports required to be filed under Sections 13 and 15 of the Exchange Act on Form 10-Q and Form 10-K.

(kk) “Series A Preferred Shares” means the Series A Cumulative Convertible Redeemable preferred stock, par value $0.01 per share, of the Company.

(ll) “Subsidiaries” means each direct and indirect subsidiary of the Company that is formed for the purpose of holding assets of the Company including but not limited to Hypotheca Capital, LLC and New York Mortgage Funding LLC.

(mm) “Treasury Regulations” means the regulations promulgated under the Code from time to time, as amended.

SECTION 2. APPOINTMENT AND DUTIES OF THE ADVISOR.

(a) The Company, for itself and on behalf of the Subsidiaries, hereby appoints the Advisor to manage the Managed Assets of the Company and the Subsidiaries subject to the terms and conditions set forth in this Agreement and the Advisor hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein. The appointment of the Advisor shall be exclusive to the Advisor except to the extent that the Advisor otherwise agrees, in its sole and absolute discretion, and except to the extent that the Advisor elects, pursuant to the terms of this Agreement, to cause the duties of the Advisor hereunder to be provided by third parties.

(b) The Advisor, in its capacity as investment manager of the Managed Assets of the Company, at all times will be subject to the supervision of the Company and the Company’s Board of Directors and will have only such functions and authority as the Company may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Advisor hereby. The Advisor will be responsible for the day-to-day portfolio operations of the Company with respect to the Managed Assets and will perform (or cause to be performed) such services and activities relating to the operations of the Company with respect to the Managed Assets as may be appropriate, including, without limitation:

(i) as described in greater detail in clauses (ix) and (x) below, serving as the Company’s and the Subsidiaries’ consultant with respect to the development and periodic review of the investment criteria and parameters for the Managed Assets, borrowings and operations, any modifications to which shall be subject to the approval of a majority of the Independent Directors (such guidelines as initially approved and as may be modified with such approval, the “Guidelines”). The initial approved Guidelines are attached as Exhibit A to this Agreement.

(ii) investigating, analyzing and selecting possible investment opportunities for the Company;

(iii) with respect to prospective purchases and sales of Managed Assets, conducting negotiations with sellers and purchasers and their respective agents, representatives and investment bankers;

(iv) subject to the approval of Independent Directors, engaging and supervising, on behalf of the Company at the Company’s expense, independent contractors which provide investment banking, mortgage brokerage, securities brokerage and other financial services and such other services as may be required relating to the Managed Assets;

(v) negotiating on behalf of the Company for the sale, exchange or other disposition of any Managed Assets;

(vi) coordinating and managing operations of any joint venture or co-investment interests with respect to the Managed Assets held by the Company and conducting all matters with the joint venture or co-investment partners;

(vii) counseling the Company in connection with policy decisions to be made by the Board of Directors with respect to the Managed Assets;

(viii) evaluating and recommending to the Company hedging strategies;

(ix) assisting the Company in developing criteria for asset purchase commitments that are specifically tailored to the Company’s investment objectives with respect to Managed Assets and making available to the Company its knowledge and experience with respect to mortgage loans, real estate, real estate securities, other real estate-related assets and non-real estate related assets;

(x) representing and making recommendations to the Company in connection with the establishment of investment guidelines for the Company with respect to the purchase and finance of, and commitment to purchase and finance, mortgage loans (including on a portfolio basis), real estate, real estate securities, other real estate-related assets and non-real estate-related assets, and the sale and commitment to sell such assets;

(xi) monitoring the financial performance of the Managed Assets and providing periodic reports with respect thereto to the Company and its Board of Directors, including comparative information with respect to such performance including any reports necessary for the Company to meet its requirements under the Exchange Act and the Public Subsidiary Accounting Reform and Investor Protection Act of 2002 as amended;

(xii) with respect to Managed Assets, using commercially reasonable efforts to cause expenses incurred by or on behalf of the Company to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the Company from time to time; and

(xiii) performing such other services as may be required from time to time for advisory and other activities relating to the Managed Assets as the Company’s management and Board of Directors shall reasonably request.

Without limiting the foregoing, the Advisor will perform portfolio management services (the “Portfolio Management Services”) on behalf of the Company with respect to the Managed Assets. Such services will include, but not be limited to, consulting with the Company on the purchase and sale of, and other investment opportunities in connection with, the Company’s portfolio of Managed Assets; to assist with the collection of information and the submission of reports pertaining to the Managed Assets, interest rates and general economic conditions; periodic review and evaluation of the performance of the portfolio of Managed Assets; acting as liaison between the Company and banking, mortgage banking, investment banking and other parties with respect to the purchase, financing and disposition of Managed Assets; and other customary functions related to portfolio management.

(c) The Advisor may enter into agreements with other parties, including its affiliates, to provide such services to the Company as the Advisor shall deem necessary or advisable in connection with the Advisor’s performance of its duties and obligations hereunder pursuant to agreements with terms which are then customary for agreements regarding the provision of such services to companies that have assets similar in type, quality and value to the Managed Assets of the Company; provided that (i) any such agreements entered into with affiliates of the Advisor shall be (A) on terms no more favorable to such affiliate then would be obtained from a third party on an arm’s-length basis and (B) to the extent the same do not fall within the provisions of the Guidelines, approved by a majority of the Independent Directors, (ii) with respect to Portfolio Management Services, (A) any such agreements shall be subject to the Company’s prior written approval and (B) the Advisor shall remain liable for the performance of such Portfolio Management Services, and (iii) the Base Advisory Fee payable to the Advisor shall be reduced by the amount of any fees payable to such other parties, although any out-of-pocket expenses reasonably incurred by such other parties that are otherwise reimbursable to the Advisor shall be reimbursed by the Company.

(d) To the extent that the Advisor deems necessary or advisable, the Advisor may, from time to time, propose to retain one or more additional entities for the provision of sub-advisory services to the Advisor in order to enable the Advisor to perform its services hereunder; provided that any such agreement (i) shall be on terms and conditions substantially identical to or more favorable than the terms and conditions of this Agreement, and (ii) shall not result in an increased Base Advisory Fee or expenses to the Company.

(e) As frequently as the Advisor may deem necessary or advisable, or at the direction of the Company, the Advisor shall, at the sole cost and expense of the Company, prepare, or cause to be prepared, with respect to any Managed Assets, reports and other information with respect to such Managed Assets as may be reasonably requested by the Company.

(f) The Advisor shall prepare regular reports for the Company to enable it to review, with respect to the Managed Assets, the Company’s acquisitions, portfolio composition and characteristics, credit quality, performance and compliance with the Guidelines and policies approved by the Company’s Board of Directors. In addition, the Company shall be entitled to inspect and audit records of the Advisor related to the Managed Assets in a reasonable manner and at reasonable times upon providing written notice to the Advisor.

(g) Notwithstanding anything contained in this Agreement to the contrary, except to the extent that the payment of additional moneys is proven by the Company to have been required as a direct result of the Advisor’s acts or omissions which result in the right of the Company to terminate this Agreement pursuant to Section 15 of this Agreement, the Advisor shall not be required to expend money (“Excess Funds”) in connection with any expenses that are required to be paid for or reimbursed by the Company pursuant to Section 9 in excess of that contained in any applicable Company Account (as herein defined) or otherwise made available by the Company to be expended by the Advisor hereunder. Failure of the Advisor to expend Excess Funds out-of-pocket shall not give rise or be a contributing factor to the right of the Company under Section 13(a) of this Agreement to terminate this Agreement due to the Advisor’s unsatisfactory performance.

(h) In performing its duties under this Section 2, the Advisor shall be entitled to rely reasonably on qualified experts and professionals (including, without limitation, accountants, legal counsel and other professional service providers) hired by the Advisor with the Company’s permission, at the Company’s sole cost and expense (provided such costs and expenses incurred are reasonable).

(i) Notwithstanding anything to the contrary contained herein, to the extent any action by the Advisor requires the approval or consent of the Company or the Board of Directors, or is to be taken at the direction of the Company or the Board of Directors, such approval, consent or direction shall be given only by officers or directors of the Company that are not affiliated with the Advisor or its affiliates.

SECTION 3. DEVOTION OF TIME; ADDITIONAL ACTIVITIES.

(a) During the term of this Agreement, James J. Fowler, an employee of the Advisor or, to the extent Mr. Fowler is no longer affiliated with the Advisor or its Affiliates, another individual designated by the Advisor, whose appointment shall be subject to the further approval of the Board of Directors, will serve as the Chief Investment Officer of each of the Subsidiaries. Subject to compliance with the suitability standards of the Nominating and Corporate Governance Committee of the Company’s Board of Directors, the Board of Directors may appoint such designated representative of the Advisor to serve on the Company’s Board of Directors as its Chairman and to serve as the Chief Investment Officer of each of the Subsidiaries effective as of the date of this Agreement and may recommend such designated representative for election to the Company’s Board of Directors at each annual or special meeting of the Company’s stockholders at which directors are to be elected during the term of this Agreement. In the event such appointments are approved by the Board of Directors, Advisor agrees that such designated individual will agree to serve in such capacities.

(b) In connection with the Consulting and Support Services to be provided hereunder, the Advisor agrees to use its reasonable best efforts to cause the Key Persons or such other qualified individuals to devote such of their time to Consulting and Support Services as the Advisor, in good faith, deems reasonably necessary and appropriate, commensurate with the level of activity of the Company from time to time.

(c) The Company hereby agrees that the Advisor or any entity controlled by or under common control with the Advisor shall be permitted to raise, advise or sponsor other REITs or other funds that invest primarily in any asset or asset classes that are similar to the Managed Assets, Scheduled Assets, Excluded Assets or Legacy Assets. Notwithstanding, the foregoing, the Company shall have the benefit of the Advisor’s best judgment and efforts in rendering services and, in furtherance of the foregoing, the Advisor shall not undertake activities which, in the Advisor’s judgment, will substantially and adversely affect the performance of its obligations under this Agreement. When making investment allocation decisions between the Company, on the one hand, and any other REIT, fund or account managed by the Advisor or any of its affiliates, on the other hand, the Advisor shall adhere to any applicable Investment Allocation Policy pertaining to such Managed Asset or Scheduled Asset.

(d) Officers and employees of the Advisor or its affiliates may serve as officers, employees, agents, nominees or signatories for any Subsidiary, to the extent permitted by such Subsidiary’s Governing Instruments, subject to approval by the Board of Directors of the Company. When executing documents or otherwise acting in such capacities for the Subsidiaries, such persons shall use their respective titles in the Subsidiaries.

SECTION 4. AGENCY. The Advisor shall act as agent of the Company in making, acquiring, financing and disposing of Managed Assets.

SECTION 5. BANK ACCOUNTS. The Company may establish and maintain one or more bank accounts in the name of any Subsidiary (any such account, a “Subsidiary Account”), and may direct the Advisor to collect and deposit funds into any such Subsidiary Account, and disburse funds from any such Subsidiary Account, under such terms and conditions as the Company may approve; and the Advisor shall from time to time render appropriate accountings of such collections and payments to the Company and the Board of Directors and, upon request, to the auditors of the Company or any Subsidiary.

SECTION 6. RECORDS; CONFIDENTIALITY. The Advisor shall maintain appropriate books of accounts and records relating to services performed under this Agreement, and such books of account and records shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours upon one (1) business day’s advance written notice. The Advisor shall keep confidential any and all information obtained in connection with the services rendered under this Agreement and shall not disclose any such information (or use the same except in furtherance of its duties under this Agreement) to nonaffiliated third parties except (i) with the prior written consent of the Company, (ii) to legal counsel, accountants and other professional advisors; (iii) to appraisers, financing sources and others in the ordinary course of the Company’s business; (iv) to governmental officials having jurisdiction over the Company; (v) in connection with any governmental or regulatory filings of the Company or disclosure or presentations to Company investors; or (vi) as required by law, regulatory requirements or legal process to which the Advisor or any Person to whom disclosure is permitted hereunder is subject. The foregoing shall not apply to information which has previously become publicly available through the actions of a Person other than the Advisor not resulting from the Advisor’s violation of this Section 6. The provisions of this Section 6 shall survive the expiration or earlier termination of this Agreement for a period of one year.

SECTION 7. OBLIGATIONS OF ADVISOR; RESTRICTIONS.

(a) The Advisor shall require each seller or transferor of Managed Assets to the Company to make such representations and warranties regarding such Managed Assets as are, in the judgment of the Advisor, necessary and appropriate. In addition, the Advisor shall take such other action as it deems necessary or appropriate with regard to the protection of the Managed Assets.

(b) The Advisor shall refrain from any action that, in its sole judgment made in good faith, (i) is not in compliance with the Guidelines, (ii) would cause the Company’s status as a REIT under the Code to be lost or terminated or (iii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Company or any Subsidiary or that would otherwise not be permitted by the Company’s Governing Instruments. If the Advisor is ordered to take any such action by the Company or the Board of Directors, the Advisor shall promptly notify the Company and Board of Directors of the Advisor’s judgment that such action would adversely affect such status or violate any such law, rule or regulation or the Governing Instruments. Notwithstanding the foregoing, the Advisor, its directors, officers, stockholders and employees shall not be liable to the Company or any Subsidiary, the Board of Directors, or the Company’s or any Subsidiary’s stockholders or partners, for any act or omission by the Advisor, its directors, officers, stockholders or employees except as provided in Section 11 of this Agreement. With respect to sub-clause (ii) of this Section 7(b), the Company acknowledges that it is responsible for monitoring and maintaining the Company’s qualification as a REIT, subject to Section 5.7 of the Company’s Articles of Amendment and Restatement, as amended.

(c) The Advisor shall not (i) consummate any transaction which would involve the acquisition by the Company of a Managed Asset in which the Advisor or any affiliate thereof has an ownership interest or the sale by the Company of a Managed Asset to the Advisor or any affiliate thereof, or (ii) under circumstances where the Advisor is subject to an actual or potential conflict of interest, in the reasonable judgment of the Advisor, because it advises both the Company and another Person (not an affiliate of the Company) with which the Company has a contractual relationship, take any action constituting the granting to such Person of a waiver, forbearance or other relief, or the enforcement against such Person of remedies, under or with respect to the applicable contract, unless such transaction or action, as the case may be and in each case, is approved by a majority of the Independent Directors.

(d) The Board of Directors periodically reviews the Guidelines and the Company’s portfolio of Managed Assets but will not review each proposed investment, except as otherwise provided herein or in the Guidelines. If a majority of the Independent Directors determines in their periodic review of transactions that a particular transaction does not comply with the Guidelines (including as a result of violation of the provisions of Section 7(c) above), then a majority of the Independent Directors will consider what corrective action, if any, can be taken. The Advisor shall be permitted to rely upon the direction of the Secretary of the Company to evidence the approval of the Board of Directors or the Independent Directors with respect to a proposed investment in a Managed Asset.

(e) The Advisor shall at all times during the term of this Agreement maintain “errors and omissions” insurance coverage and other insurance coverage which is customarily carried by property, asset and investment Advisors performing functions similar to those of the Advisor under this Agreement with respect to assets similar to the Managed Assets of the Company, in an amount which is comparable to that customarily maintained by other Advisors or servicers of similar assets.

SECTION 8. COMPENSATION.

(a) Except as otherwise set forth in a Scheduled Asset Addendum, during the Initial Term (as defined below) and each Renewal Term (as defined below) of this Agreement, as they may be extended from time to time, the Company shall pay the Advisor the Base Advisory Fee quarterly in arrears commencing with the quarter in which this Agreement was executed (with such initial payment pro-rated based on the number of days during such quarter that this Agreement was in effect, with the payment for the balance of the Base Advisory Fee for such quarter similarly prorated and paid in accordance with the Base Advisory Fee as defined in the Prior Advisory Agreement).

(b) Except as otherwise set forth in a Scheduled Asset Addendum, the Company shall compute each installment of the Base Advisory Fee for each quarter with respect to which such installment is payable within two (2) business days after completion by the Company’s registered independent public accountants of (i) with respect to the first three fiscal quarters of each fiscal year, a SAS 100 review of the Company’s consolidated financial statements for each such quarter and (ii) with respect to the fourth fiscal quarter of each fiscal year, an audit of the Company’s consolidated financial statements for such fiscal year. The Company shall deliver promptly to the Advisor a copy of the computations made by the Company to calculate such installment and, subject to Section 13(a) of this Agreement and any Scheduled Asset Addendum, the Company shall deliver payment of such installment of the Base Advisory Fee shown therein to the Advisor within ten (10) days following the due date of the applicable SEC Periodic Report of the Company.

(c) The Base Advisory Fee is subject to adjustment pursuant to and in accordance with the provisions of Section 13(a) of this Agreement.

(d) In addition to the Base Advisory Fee and the Annual Consulting Fee, the Company shall pay the Advisor annual Incentive Compensation. Except as otherwise set forth in a Scheduled Asset Addendum, the Company shall compute the annual Incentive Compensation for each fiscal year with respect to which such Incentive Compensation is payable within two (2) business days after completion by the Company’s registered independent public accountants of an audit of the Company’s consolidated financial statements for such fiscal year. The Company shall deliver promptly to the Advisor a copy of the computations made by the Company to calculate such Incentive Compensation and, subject to Section 13(a) of this Agreement and any Scheduled Asset Addendum, the Company shall deliver payment of such Incentive Compensation shown therein to the Advisor within ten (10) days following the due date of the Company’s Annual Report on Form 10-K.

(e) During the Initial Term and each Renewal Term of this Agreement, as they may be extended from time to time, the Company shall pay the Advisor the Annual Consulting Fee quarterly in arrears commencing with the quarter in which this Agreement was executed (with such initial payment pro-rated based on the number of days during such quarter that this Agreement was in effect). In the event JMP’s equity investment in the Company’s capital stock fails to equal or exceed (at any time) the JMP Investment Commitment, the Annual Consulting Fee shall be reduced by each whole percentage point that JMP’s equity investment in the Company’s capital stock falls below the JMP Investment Commitment. Any such reduction to the Annual Consulting Fee shall be calculated on a quarterly basis and will be prorated by the number of days in the quarter that JMP’s equity investment failed to equal or exceed the JMP Investment Commitment (based at all times on a 90-day quarter and 360-day year). For example, if during any quarter JMP’s equity investment in the Company’s capital stock equals $7 million for a period of 15 days, $8 million for a period of 15 days and $10 million or more for each other day during the quarter, the Advisor would be entitled to receive a quarterly installment of the Annual Consulting Fee of $229,166.85. For purposes of this Section 8(e), references to JMP “equity investment” shall exclude capital stock of the Company beneficially owned by any directors, officers or employees of JMP.

(f) During the term of this Agreement and subsequent to any termination other than a termination for cause pursuant to Section 15(a)(i), Section 15(a)(ii) or Section 15(a)(iii), for such time as the Legacy Assets are owned by the Company, the Advisor will be entitled to receive Incentive Compensation earned on any Legacy Assets. For purposes of the compensation payable under this Section 8(f), Incentive Compensation shall be calculated as prescribed in the Prior Advisory Agreement.

(g) With respect to the compensation payable pursuant to Sections 8(a) and 8(e) hereof (unless a Scheduled Asset Addendum relating to a Scheduled Asset provides otherwise), in the event this Agreement is terminated prior to the completion of a fiscal quarter, each of the Base Advisory Fee and Annual Consulting Fee will be prorated based on the number of days in the quarter up to and including the Effective Termination Date.

(h) The Advisor shall be entitled to inspect the Company’s and Subsidiaries’ records in a reasonable manner and at reasonable times upon providing written notice to the Company in order to confirm the accuracy of the Company’s calculations under this Section 8.

SECTION 9. EXPENSES OF THE COMPANY. The Company shall pay all of its expenses and shall reimburse the Advisor for reasonable documented expenses of the Advisor incurred on their behalf in connection with the services contemplated hereby (collectively, the “Expenses”). At all times the Advisor shall use due care in expending funds on behalf of the Company. Expenses include all costs and expenses which are expressly designated elsewhere in this Agreement as the Company’s, together with the following:

(a) expenses in connection with issuance and transaction costs incident to the acquisitions, disposition and financing of Managed Assets;

(b) costs of legal, tax, accounting, consulting, auditing, administrative and other similar services rendered for the Company by providers retained by the Advisor or, if provided by the Advisor’s employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

(c) costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any securities offerings of the Company;

(d) costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third party vendors that is used solely for the Company and acquired at the direction of the Company;

(e) expenses incurred by officers, employees and agents of the Advisor for travel on the Company’s behalf and other out-of-pocket expenses incurred by officers, employees and agents of the Advisor in connection with the purchase, financing, refinancing, sale or other disposition of a Managed Asset or establishment and maintenance of any credit facilities and other indebtedness or any securities offerings of the Company;

(f) costs and expenses incurred with respect to settlement, clearing and custodial fees and expenses;

(g) the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency applicable to the Company;

(h) costs and expenses incurred in contracting with third parties, including affiliates of the Advisor, for the servicing and special servicing of Managed Assets;

(i) all other costs and expenses relating to the Company’s business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of Managed Assets, including appraisal, reporting, audit and legal fees;

(j) all other expenses actually incurred by the Advisor which are reasonably necessary for the performance by the Advisor of its duties and functions under this Agreement.

The Advisor may, at its option, elect not to seek reimbursement for certain expenses during a given period, which determination shall not be deemed to construe a waiver of reimbursement for similar expenses in future periods. Except as noted above, the Advisor is responsible for all costs incident to the performance of its duties under this Agreement, including compensation of the Advisor’s officers and employees and other related expenses.

The provisions of this Section 9 shall survive the expiration or earlier termination of this Agreement to the extent such expenses has previously been incurred or is incurred in connection with such expiration or termination.

SECTION 10. CALCULATIONS OF EXPENSES. The Advisor shall prepare a statement documenting the Expenses reasonably incurred by the Advisor on behalf of the Company during each calendar month, and shall deliver such statement to the Company within

20 days after the end of each calendar month. Expenses incurred by the Advisor on behalf of the Company shall be reimbursed by the Company to the Advisor not later than the first business day of the month immediately following the date of delivery of such statement; provided, however, that such reimbursements may be offset by the Advisor against amounts due to the Company. The provisions of this Section 10 shall survive the expiration or earlier termination of this Agreement.

SECTION 11. LIMITS OF ADVISOR RESPONSIBILITY; INDEMNIFICATION.

(a) The Advisor assumes no responsibility under this Agreement other than to render the services called for and perform the other obligations required to be performed by the Advisor under this Agreement in good faith and shall not be responsible for any action of the Company or the Board of Directors in following or declining to follow any advice or recommendations of the Advisor, including as set forth in Section 7(b) of this Agreement. The Advisor, each Person controlling, controlled by or under common control with the Advisor, any entity providing sub-advisory services to the Advisor, and the officers, directors, employees, members, partners and other representatives of any such Person (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) will not be liable to the Company or any Subsidiary, to the Board of Directors, or the Company’s or any Subsidiary’s stockholders, members or partners for any acts or omissions by any such Person, pursuant to or in accordance with this Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Advisor’s duties under this Agreement or acts constituting a material breach or violation by the Advisor of its obligations under this Agreement. The Company shall, to the full extent lawful, reimburse, indemnify and hold each Indemnified Party harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of such Indemnified Party made in good faith in the performance of the Advisor’s duties under this Agreement and not constituting such Indemnified Party’s bad faith, willful misconduct, gross negligence or reckless disregard of the Advisor’s duties under this Agreement or a material breach or violation by the Advisor of its obligations under this Agreement.

(b) The Advisor shall, to the full extent lawful, reimburse, indemnify and hold the Company, its stockholders, directors, officers and employees and each other Person, if any, controlling, controlled by or under common control with the Company (each, a “Company Indemnified Party”), harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from the Advisor’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under this Agreement or material breach or violation by the Advisor of its obligations under this Agreement.

SECTION 12. NO JOINT VENTURE. Nothing in this Agreement shall be construed to make the Company and the Advisor partners or joint venturers or impose any liability as such on either of them.

SECTION 13. TERM; TERMINATION.

(a) Until this Agreement is terminated in accordance with its terms, this Agreement shall be in effect until June 30, 2012 (the “Initial Term”) and shall be automatically renewed for a one-year term each anniversary date thereafter (a “Renewal Term”) unless either of the following occurs: (i) at least a majority of the Independent Directors agree that (A) there has been unsatisfactory performance by the Advisor that is materially detrimental to the Company, or (B) the compensation payable to the Advisor hereunder is “unfair” and an independent arbitrator agrees that such compensation is “unfair” as set forth below; or (ii) the Company elects not to renew this Agreement at the expiration of the Initial Term or any such Renewal Term for any reason. In the event at least a majority of the independent directors agree that the compensation payable to the Advisor hereunder is “unfair,” each of the Company and the Advisor agree to submit the determination of whether such compensation is “unfair” to a single, qualified and independent arbitrator, whose appointment shall be agreed upon between the parties, or failing agreement within fourteen days, after either party has given to the other a written request to concur in the appointment of an arbitrator, by an arbitrator to be appointed by the President or a Vice President of the Chartered Institute of Arbitrators. In the event the arbitrator determines that such compensation is “unfair,” the Company shall have the right to terminate the Agreement in the manner prescribed below. The Company shall bear all reasonable costs and expenses in connection with hiring such arbitrator. Notwithstanding the foregoing, the Company shall not have the right to terminate this Agreement under clause (B) above if the Advisor agrees to continue to provide the services under this Agreement at a fee that at least a majority of the Independent Directors determines to be fair pursuant to the procedure set forth below. If the Company elects not to renew this Agreement at the expiration of the Initial Term or any Renewal Term as set forth above, the Company shall deliver to the Advisor prior written notice (the “Termination Notice”) of the Company’s intention not to renew this Agreement based upon the terms set forth in this Section 13(a) not less than 180 days prior to the expiration of the then existing term. If the Company so elects not to renew this Agreement, the Company shall designate the date (the “Effective Termination Date”), not less than 180 days from the date of the notice, on which the Advisor shall cease to provide services under this Agreement and this Agreement shall terminate on such date; provided, however, that in the event that such Termination Notice is given in connection with a determination that the compensation payable to the Advisor is unfair, the Advisor shall have the right to renegotiate such compensation by delivering to the Company, no fewer than forty-five (45) days prior to the prospective Effective Termination Date, written notice (any such notice, a “Notice of Proposal to Negotiate”) of its intention to renegotiate its compensation under this Agreement. Thereupon, the Company (represented by the Independent Directors) and the Advisor shall endeavor to negotiate in good faith the revised compensation payable to the Advisor under this Agreement. Provided that the Advisor and at least a majority of the Independent Directors agree to the terms of the revised compensation to be payable to the Advisor within 45 days following the receipt of the Notice of Proposal to Negotiate, the Termination Notice shall be deemed of no force and effect and this Agreement shall continue in full force and effect on the terms stated in this Agreement, except that the compensation payable to the Advisor hereunder shall be the revised compensation then agreed upon by the parties to this Agreement. The Company and the Advisor agree to execute and deliver an amendment to this Agreement setting forth such revised compensation promptly upon reaching an agreement regarding same. In the event that the Company and the Advisor are unable to agree to the terms of the revised compensation to be payable to the Advisor during such 45 day period, this Agreement shall terminate, such termination to be effective on the date which is the later of (A) ten (10) days following the end of such 45 day period and (B) the Effective Termination Date originally set forth in the Termination Notice.

(b) In the event that this Agreement is terminated in accordance with the provisions of Section 13(a) of this Agreement, in addition to the post-termination compensation obligations set forth in Section 17 of this Agreement, the Company shall pay to the Advisor, on the Effective Termination Date, a termination fee (the “Termination Fee”) equal to the product of (A) one and one-half (1 1/2) and (B) the sum of (i) the average annual Base Advisory Fee earned by the Advisor during the 24-month period immediately preceding the Effective Termination Date, calculated as of the end of the most recently completed fiscal quarter prior to the Effective Termination Date (including amounts paid under the Prior Advisory Agreement if applicable), and (ii) the Annual Consulting Fee. The obligation of the Company to pay the Termination Fee (and the compensation set forth in Section 17 hereof) shall survive the termination of this Agreement.

(c) No later than 180 days prior to the anniversary date of this Agreement of any year during the Initial Term or Renewal Term, the Advisor may deliver written notice to the Company informing it of the Advisor’s intention to decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice.

(d) If this Agreement is terminated pursuant to this Section 13, such termination shall be without any further liability or obligation of either party to the other, except as provided in Sections 6, 9, 10, 13(b), 16 and 17 of this Agreement. In addition, Sections 8(f) and 11 of this Agreement shall survive termination of this Agreement.

SECTION 14. ASSIGNMENT.

(a) Except as set forth in Section 14(b) of this Agreement, this Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Advisor, unless such assignment is consented to in writing by the Company with the consent of a majority of the Independent Directors; provided, however, that no such consent shall be required in the case of an assignment by the Advisor to an affiliate of the Advisor. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Advisor is bound, and the Advisor shall be liable to the Company for all errors or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as Advisor. This Agreement shall not be assigned by the Company without the prior written consent of the Advisor, except in the case of assignment by the Company to another REIT or other organization which is a successor (by merger, consolidation or purchase of assets) to the Company, in which case such successor organization shall be bound under this Agreement and by the terms of such assignment in the same manner as the Company is bound under this Agreement.

(b) Notwithstanding any provision of this Agreement, the Advisor may subcontract and assign any or all of its responsibilities under Sections 2(b), 2(c) and 2(d) of this Agreement to any of its affiliates in accordance with the terms of this Agreement applicable to any such subcontract or assignment, and the Company hereby consents to any such assignment and subcontracting. In addition, provided that the Advisor provides prior written notice to the Company for informational purposes only, nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Advisor under this Agreement.

SECTION 15. TERMINATION FOR CAUSE.

(a) The Company may terminate this Agreement effective upon thirty (30) days’ prior written notice of termination from the Company to the Advisor, without payment of any Termination Fee, if (i) the Advisor breaches any material provision of this Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30 day period, (ii) the Advisor engages in any act of fraud, misappropriation of funds, or embezzlement against the Company, (iii) there is an event of any gross negligence on the part of the Advisor in the performance of its duties under this Agreement, (iv) there is a commencement of any proceeding relating to the Advisor’s bankruptcy or insolvency, (v) there is a dissolution of the Advisor, or (vi) each of the Key Persons ceases to be a full-time employee of the Advisor or its affiliates (or any of its or their successors or assigns); provided, however, that in the event each of the Key Persons ceases to be a full-time employee of the Advisor or its affiliates (or any of its or their successors or assigns), the Advisor shall have 60 days from the date of the event described above in sub-clause (vi) to identify and designate those persons (or, in the sole discretion of the Independent Directors, a person) deemed by a majority of the Independent Directors, in the sole discretion of the Independent Directors, to be suitable and qualified to replace such Key Persons under this Agreement, as evidenced by the approval of a majority vote of the Independent Directors.

(b) If at any time the JMP Investment Commitment falls below the Minimum JMP Investment Commitment, subject to the majority approval of the Independent Directors, the Company may terminate this Agreement, without payment of any Termination Fee, effective immediately, upon delivery of a Termination Notice to the Advisor. In connection with this Section 15(b), the Advisor in good faith undertakes to notify the Company promptly at such time as it becomes knowledgeable that the JMP Investment Commitment falls below the Minimum JMP Investment Commitment.

(c) The Advisor may terminate this Agreement effective upon sixty (60) days’ prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period.

SECTION 16. ACTION UPON TERMINATION. Except as set forth in Section 17 hereof, from and after the Effective Termination Date, the Advisor shall not be entitled to compensation for further services under this Agreement, but shall be paid all compensation accruing to the date of termination and, if terminated pursuant to Section 13(a) or Section 15(c), the applicable Termination Fee. Upon such termination, the Advisor shall forthwith:

(i) after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(ii) deliver to the Company a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Company with respect to the Managed Assets; and

(iii) subject to its regulatory requirements, deliver to the Company all property and documents of the Company or any Subsidiary then in the custody of the Advisor.

SECTION 17. POST-TERMINATION COMPENSATION. In the event this Agreement is terminated for any reason other than a termination for cause pursuant to Section 15(a)(i), Section 15(a)(ii) or Section 15(a)(iii) where such breach, act of fraud, misappropriation of funds, embezzlement, or event of gross negligence is reasonably determined by a majority of the Independent Directors to materially detriment the Company, from and after the Effective Termination Date, the Company will continue to pay Incentive Compensation in accordance with the terms of this Agreement with respect to all Managed Assets, Scheduled Assets (subject to any Scheduled Asset Addendum that provides otherwise) and Legacy Assets held in the Subsidiaries as of the Effective Termination Date (the “Incentive Tail Assets”), until such time as such Incentive Tail Assets are disposed of by the Company or mature.

SECTION 18. RELEASE OF MONEY OR OTHER PROPERTY UPON WRITTEN REQUEST. The Advisor agrees that any money or other property of the Company or Subsidiary held by the Advisor under this Agreement shall be held by the Advisor as custodian for the Company or Subsidiary, and the Advisor’s records shall be appropriately marked clearly to reflect the ownership of such money or other property by the Company or such Subsidiary. Upon the receipt by the Advisor of a written request signed by a duly authorized officer of the Company requesting the Advisor to release to the Company or any Subsidiary any money or other property then held by the Advisor for the account of the Company or any Subsidiary under this Agreement, the Advisor shall release such money or other property to the Company or any Subsidiary within a reasonable period of time, but in no event later than sixty (60) days following such request. The Advisor shall not be liable to the Company, any Subsidiary, the Independent Directors, or the Company’s or a Subsidiary’s stockholders, partners or members for any acts performed or omissions to act by the Company or any Subsidiary in connection with the money or other property released to the Company or any Subsidiary in accordance with the second sentence of this Section 18. The Company and any Subsidiary shall indemnify the Advisor and its members, sub-advisors, officers and employees against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, which arise in connection with the Advisor’s release of such money or other property to the Company or any Subsidiary in accordance with the terms of this Section 18. Indemnification pursuant to this provision shall be in addition to any right of the Advisor to indemnification under Section 11 of this Agreement.

SECTION 19. CAPITAL MARKETS TRANSACTIONS. Subject at all times to the approval of the Independent Directors, the Company will offer JMP Securities LLC a right of first refusal with respect to serving as a co-lead managing underwriter with respect to each capital raising transaction proposed to be undertaken by the Company during the term of this Agreement.

SECTION 20. CONTINUED COOPERATION. For so long as JMP Group Inc. is required to include the Company’s financial statements in its SEC Periodic Reports and any filings under the Securities Act of 1933, the Company agrees that it will use its commercially reasonable efforts to continue to cooperate with the Advisor and its affiliates to provide the Company’s financial statements to JMP Group Inc. in a such a manner so as to allow JMP Group Inc. to prepare and file its SEC Periodic Reports or other filings required by law or applicable regulatory requirements on a timely basis; provided, however, that the Company shall have no obligation under this Section 20 unless the Advisor or its affiliates pay the expenses associated with the inclusion of the Company’s financials statements in the SEC Periodic Reports of JMP Group Inc.

SECTION 21. NOTICES. Unless expressly provided otherwise in this Agreement, all notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered against receipt or upon actual receipt of (i) personal delivery, (ii) delivery by reputable overnight courier, (iii) delivery by facsimile transmission with telephonic confirmation or (iv) delivery by registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

(a) If to the Company or any Subsidiary:

New York Mortgage Trust, Inc.

52 Vanderbilt Avenue, Suite 403

New York, New York 10017

Attention: President

Facsimile:

(b) If to the Advisor:

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 2000

San Francisco, California 94111

Attention: Janet L. Tarkoff

Facsimile: 415-263-1336

Either party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 21 for the giving of notice.

SECTION 22. BINDING NATURE OF AGREEMENT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns as provided in this Agreement.

SECTION 23. ENTIRE AGREEMENT. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements (including the Prior Advisory Agreement), understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter of this Agreement. The express terms of this Agreement control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms of this Agreement. This Agreement may not be modified or amended other than by an agreement in writing signed by the parties hereto.

SECTION 24. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 25. NO WAIVER; CUMULATIVE REMEDIES. No failure to exercise and no delay in exercising, on the part of any party hereto, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. No waiver of any provision hereto shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

SECTION 26. HEADINGS. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

SECTION 27. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

SECTION 28. SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 29. GENDER. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

NEW YORK MORTGAGE TRUST, INC.

By:	/s/ Steven R. Mumma
Name: Steven R. Mumma
Title: Chief Executive Officer

NEW YORK MORTGAGE FUNDING LLC

By:	NEW YORK MORTGAGE TRUST, INC.,
its sole member

	By:	/s/ Steven R. Mumma
Name: Steven R. Mumma
Title: Chief Executive Officer

HYPOTHECA CAPITAL, LLC

By:	NEW YORK MORTGAGE TRUST, INC.,
its sole member

	By:	/s/ Steven R. Mumma
Name: Steven R. Mumma
Title: Chief Executive Officer

HARVEST CAPITAL STRATEGIES LLC

By:	/s/ Joseph Jolson
Name: Joseph Jolson
Title: Chief Executive Officer

Exhibit A

Investment Guidelines

[Attached]

B-22